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                    Filed by: The Santa Cruz Operation, Inc.
                    Pursuant to Rule 425 Under the Securities Act of
                         1933 And Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934
                    Subject Company: The Santa Cruz Operation, Inc.
                        (Commission File No. 000-21484)



FOR IMMEDIATE RELEASE



Contact:
Nancy Pomeroy                                    Lynn Schroeder
Caldera Systems, Inc.                            The Santa Cruz Operation, Inc
nancy@calderasystems.com                         lynnsc@sco.com
------------------------                         --------------
(801) 765-4999 ext. 5809                         (831) 427 7399
(801) 765-1313 fax                               (831) 427-7319 fax


           CALDERA AND SCO EXPAND ACQUISITION AGREEMENT TO INCLUDE
                           SCO OPENSERVER TECHNOLOGY

Orem, UT/Santa Cruz, CA--February 9, 2001--Caldera Systems, Inc., (Nasdaq: CALD) and The Santa Cruz Operation, Inc. (SCO) (Nasdaq: SCOC) today announced they have amended the agreement to purchase the SCO Server Software and Professional Services divisions by Caldera Systems. Under the terms of the new agreement, the SCO OpenServer product line will be included as part of the proposed SCO Server Software Division acquisition, giving Caldera complete ownership of SCO's operating system products. In the original agreement announced on August 2, 2000, SCO retained the SCO OpenServer intellectual property and Caldera purchased the rest of the SCO server business and acted as sole distributor for SCO OpenServer products.

     As a result of the new agreement, the companies will file an amended Joint Proxy Statement/Prospectus with the Securities and Exchange Commission. Due to the revised transaction terms, the companies expect the transaction to close during the second calendar quarter of 2001, instead of the previously anticipated first calendar quarter.

     The terms of the new agreement call for Caldera to pay SCO cash consideration of $23 million at the close of the transaction as well as a note for $8 million due in four quarterly installments beginning in the second year following the close of the transaction.

Caldera Acquires SCO OpenServer                                           Page 2


Additionally, SCO will receive 16 million shares of the resulting company, Caldera International, Inc. The companies have also agreed to share revenue from SCO OpenServer products for a period of three years, if sales exceed pre-defined levels during that time. Caldera will also receive an assignment by SCO of its accounts receivable from certain long-term agreements that become due subsequent to the close of the transaction. These receivables will vary depending on the timing of the transaction and product usage by customers, currently estimated to be $3-4 million.

     The terms of the previous agreement called for $7 million in cash at closing and approximately 18 million shares, of which approximately 2 million would be used to fund options for SCO employees transferring to Caldera. In the new agreement, Caldera will provide for options to those employees.

     Ransom Love, president of Caldera Systems, commented, "With the SCO OpenServer technology purchase, Caldera will not only have created the first and largest combined UNIX and Linux channel, it will be able to provide all current SCO Server Software Division customers with new and existing solutions from one source. The purchase further simplifies Caldera's internal administration, roadmap control and communication, allowing better service to its customers."

     Doug Michels, CEO of SCO said, "I am pleased that the simplification of the transaction will help SCO achieve its goal of creating a pure-play company focused on our Tarantella products. The overall consideration and increased cash component will enable us to proceed with our plan to reinvent ourselves around our Tarantella business and drive Tarantella, Inc. to be the leading provider of web-enabling software."

About SCO OpenServer technology

     SCO OpenServer products are cost effective and reliable commercial UNIX server systems for small to medium businesses and major retail replicated sites. SCO OpenServer products deliver high quality UNIX applications on the Intel processor-based hardware platform and are the cornerstone of a leadership role that SCO has played in the UNIX-on-Intel market.

Caldera Acquires SCO OpenServer                                           Page 3


Caldera Systems, Inc.
Caldera Systems, Inc. (Nasdaq: CALD) is the "Unifying UNIX with Linux for Business" technology leader in developing and marketing successful Linux-based business solutions, including its award-winning OpenLinux, NetWare for Linux, Linux technical training, certification and support--with free 30-day phone support and on-site consulting. Caldera OpenLearning Providers offer exceptional distribution-neutral Linux training and certification based on Linux Professional Institute (LPI(TM)) certification standards. Caldera Systems supports the open source community and is a leader in, and advocate of Linux Standard Base (LSB(TM)) and LPI(TM).

Caldera, Inc. was co-founded in 1994 by Ransom Love. Caldera Systems, Inc. was founded by Ransom Love in 1998 to develop Linux-based business solutions. Based in Orem, UT, Caldera Systems has offices and 1000+ resellers worldwide. For more information, see www.calderasystems.com or in the US call 888-GO-Linux (888-465-
                 ----------------------
4689).

The Santa Cruz Operation, Inc.
With headquarters in Santa Cruz, CA, The Santa Cruz Operation, Inc. is comprised of three independent divisions -- Tarantella, Inc., the Server Software Division, and the Professional Services Division. The Server Software Division is a leading provider of UNIX server operating systems. Tarantella, Inc. promotes a range of software technologies and products that web-enable any application instantly, for access by users anywhere. The Professional Services Division helps organizations create and deploy personalized IT strategies. The three divisions sell and support their products and services through a worldwide network of distributors, resellers, systems integrators, and OEMs. For more information, visit SCO's home page at www.sco.com and www.tarantella.com
                                      -----------     ------------------

Caldera is a registered trademark of Caldera Systems, Inc. All other products, services, companies, events and publications are trademarks, registered trademarks or servicemarks of their respective owners in the U.S. and/or other countries. Linux is a registered trademark of Linus Torvalds in the US and other countries.

The Santa Cruz Operation, SCO, SCO OpenServer, and Tarantella are trademarks or registered trademarks of The Santa Cruz Operation, Inc. in the USA and other countries. UNIX is a registered trademark of The Open Group in the US and other countries. All other brand or product names are or may be trademarks of, and are used to identify products or services of, their respective owners.


Forward Looking Statements
The statements set forth above include forward-looking statements that involve risks and uncertainties. All forward-looking statements included in this release are based upon information available to Caldera and SCO as of the date of the release, and neither Caldera, SCO nor the combined companies assume any obligation to update any such forward-looking statement. These statements are not guarantees of future performance and actual results could differ materially from current expectations. Factors that could cause or contribute to such differences include, but are not limited to 1) the potential disruption of Caldera's and SCO's businesses that might result from employee or customer uncertainty, and lack of focus following announcement of the amended acquisition agreement in connection with integrating the operations of Caldera and SCO; 2) product integration risk due to overlapping products and technologies; 3) the possibility that the transactions described herein might not be consummated; 4) the effects of the public announcement of the amended acquisition agreement on Caldera's and SCO's stock prices, their sales and operating results, their ability to attract and retain key personnel and the progress of certain of their development projects; 5) the risk that the announcement of the amended acquisition agreement could result in decisions by customers to defer purchases of products of Caldera or SCO; 6) the substantial charges to be incurred due to the amended acquisition agreement, primarily in the second and third quarters of the year; 7) the risk that redundancy in staffing and infrastructure could reduce efficiency and increase costs; 8) the difficulties of managing geographically dispersed operations; and 9) the risk that other benefits sought to be achieved by the amended acquisition agreement will not be achieved. These and other factors are risks associated with Caldera's and SCO's businesses that may affect their operating results and are discussed in SCO's Annual Report on Form 10-K for the fiscal year ended September 30, 2000 filed with the Securities and Exchange Commission ("SEC") on December 18, 2000, Caldera's Annual Report on

Caldera Acquires SCO OpenServer                                           Page 4


Form 10-K for the fiscal year ended October 31, 2000 filed with the SEC on January 29, 2001, and Caldera's and SCO's quarterly reports on Form 10-Q filed with the SEC.

Additional Information and Where to Find It:  The parties urge investors and
-------------------------------------------
security holders to review the following documents regarding the acquisition, including amendments that may be made to them, because they contain important information:

     -    Caldera's Registration Statement on SEC Form S-4 and
     -    Caldera and SCO's Joint Proxy Statement/Prospectus.

These documents and amendments to these documents have been or will be filed with the United States Securities and Exchange Committee. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully as they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Caldera, SCO, the acquisition, the persons soliciting proxies relating to the acquisition, their interests in the acquisition, and related matters. Investors and security holders will be able to obtain free copies of these documents, as they are available, through the Web site maintained by the SEC at http://www.sec.gov
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Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from Caldera by directing a request through the Investors Relations portion of Caldera's Web site at http://www.caldera.com or by mail to Caldera Systems, Inc., 240 West Center Street, Orem, Utah 84057, attention:
Investor Relations, telephone (801) 765-4999; or from SCO by directing a request through the Investors Relations portion of SCO's Web site at http://www.sco.com
                                                             ------------------
or by mail to The Santa Cruz Operation, Inc., 425 Encinal Street, Santa Cruz, California 95061, attention: Investor Relations, telephone (831) 427-7399.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Caldera and SCO file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Caldera or SCO at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

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